[letterhead of K&L Gates]
January 21, 2011
VIA EDGAR
Vincent DiStefano
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)
Dear Mr. DiStefano:
This letter responds to the comments you provided by telephone to the undersigned on November 19, 2010 relating to the registration statement filed on Form N-1A for Causeway Capital Management Trust (the “Trust”) on October 14, 2010, as well as comments raised in subsequent conversations. The registration statement relates to a new series of the Trust: Causeway Global Absolute Return Fund (the “Fund”). A post-effective amendment to the Trust’s registration statement, reflecting responses to your comments and other updates, is expected to be filed on January 21, 2011. Unless otherwise noted, defined terms have the same meanings ascribed to them in the prospectus. For ease of reference, we have set forth below your comments, followed by responses to those comments.
General
1. Comment: The Fund intends to implement its investment program primarily by entering into one or more total return equity swap agreements. Depending on the circumstances, swap agreements may not be considered “securities.” In light of the Fund’s investment program, please explain the basis for the Fund’s status and registration as an investment company.
Response: While the treatment and classification of swap agreements under the federal securities laws has not always been clear, the recent Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) has clarified that “security-based swaps” are defined as “securities” under the Securities Act of 1933, as amended (the “1933 Act”) and the Securities Exchange Act of 1934, as amended (the “1934 Act”). Dodd-Frank defines “security-based swaps” as swap agreements based on a single security or based on an index that is a narrow-based index. The definition does not encompass swap agreements based on broad-based security indices: these swap agreements are subject to regulation by the Commodity Futures Trading Commission. As discussed below, the total return equity swaps to be used by the Fund are “security-based swaps” and should be treated as securities for purposes of the Fund’s registration as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).
Although the Dodd-Frank Act only amends the definition of “securities” under the 1933 and 1934 Acts, and does not amend the definition of “securities” under the 1940 Act, the SEC and the staff have traditionally taken the position that the regulatory scheme and purposes of the 1940 Act require a broader (and not narrower) interpretation of “securities” under the 1940 Act. Thus, it follows that swap agreements, such as those that the Fund will enter into, which would

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be 1933 and 1934 Act “securities,” should also be “securities” under Section 2(a)(36) for purposes of determining the Fund’s status and registration under the 1940 Act. Moreover, the swap agreements that the Fund will enter into will be used for investment purposes with the goal of furthering the Fund’s investment objective, and investors in the Fund will be subject to the risks, described in the prospectus, associated with the swap agreements and the securities underlying the swap agreements, such that the protections afforded investors by the 1940 Act would be appropriate.
As discussed in the Fund’s prospectus, the total return equity swaps that the Fund will enter into will be based on an actively-managed set of exposures to specific securities. Thus, the Fund will have long exposure to between approximately 35 and 55 security positions, and short exposure to between approximately 50 and 125 security positions. These positions represent the common and preferred stock of companies within the Fund’s investment universe, each of which is a “security” as defined under Section 2(a)(36). The Investment Adviser will select each of these security exposures based on its investment processes, as described in the prospectus; the long and short exposures are not related to or based on any particular index of securities or related to or based on instruments that are not themselves “securities” under Section 2(a)(36). The Investment Adviser will select, hold and reduce particular exposures based on its assessment of factors described in the prospectus, and particular exposures will change from time to time as part of the investment management process. The value of the swap agreements, and the Fund’s investment returns, will be based on and tied to the value of each of the underlying securities. In sum, the positions underlying the Fund’s swap agreements will be “securities” and the Fund’s swap agreements will thus be “security-based swaps” and themselves securities for purposes of the Fund’s status and registration as an investment company.
Prospectus
2. Comment: There is a paragraph after the table of contents at the beginning of the prospectus but before the Fund’s investment objective and the summary description of the Fund. The form requires that information responsive to Items 2 through 8 may only be preceded by the cover page and table of contents. Accordingly, please delete this paragraph.
Response: The paragraph has been removed, as requested.
3. Comment: In the fee table, there are asterisks on five line items, which denote that the number in the line item is based on estimates for the current fiscal year. It is appropriate to retain the asterisks for “Other Expenses” and “Acquired Fund Fees and Expenses,” but please delete the asterisks associated with the other noted line items. Also, since the Fund will invest primarily in swap agreements, please explain why there is a proposed line item for “Acquired Fund Fees and Expenses.”
Response: The asterisks have been removed from the other line items and retained for “Other Expenses” and “Acquired Fund Fees and Expenses.” Under normal circumstances, the assets of the Fund will be directly invested primarily in Treasury bills and money market instruments (including money market funds) that will be used to support and cover the Fund’s obligations under its swap agreements. When invested in shares of money market funds, the Fund will incur the fees and expenses charged by those money market funds. These fees and expenses are

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expected to exceed .01 percent (one basis point) of average net assets of the Fund, and thus a separate line item for these expenses is both appropriate and required by Item 3, instruction 3(f).
4. Comment: The footnote to the fee table notes that “borrowing expenses” and “dividend expenses on securities sold short” are excluded from the expense limit agreement. Is the Fund expected to incur these expenses?
Response: As noted in the Fund’s Principal Investment Strategies, the Fund is permitted to take direct short positions in securities, although it does not currently intend to do so. If, in the future, the Fund were to take direct short positions in securities, it would incur “borrowing expenses” and “dividend expenses on securities sold short.” Currently, however, the Fund would not be subject to these expenses as they are reflected as capital gain or loss under swap agreements. Because the expense limit is a contractual obligation that extends into the future, it is necessary currently to exclude these items from the contractual expense limit in the event direct short positions are taken.
5. Comment: Although the example numbers have not been completed in the initial filing, please confirm that, when completed, the example numbers will be based on “net” operating expenses for the first year and on “total” expenses for periods thereafter.
Response: Example numbers have been included in the post-effective amendment, and have been calculated based on “net” expenses for the 13-month period subject to the contractual expense limit agreement and “total” expenses for periods thereafter, in each case based on the expense ratios shown in the fee table.
6. Comment: In the disclosure under “Portfolio Turnover” following the example, there is discussion that since the Fund has not commenced operations, the portfolio turnover rate is not available. Please delete the last sentence of the paragraph under “Portfolio Turnover”.
Response: The last sentence of the paragraph under “Portfolio Turnover” has been deleted.
7. Comment: The first sentence of the Fund’s “Principal Investment Strategies” indicates that the Fund will have long and short exposures to “equity securities” of companies. Please expand the disclosures to specify the types of equity securities, e.g., common stocks, preferred stocks, etc.
Response: The disclosure has been revised as requested, and now includes reference to “common and preferred stocks.”
8. Comment: As disclosed under “Principal Investment Strategies,” the Fund intends to invest in securities of companies located in developed countries outside the US and of companies located in the US, and the Fund has the term “global” in its name. The Fund should have a policy that, under normal circumstances, 40% of the Fund will be invested outside the US and, under all circumstances, at least 30% of the Fund will be invested outside the US.
Response: As disclosed under the subheading of “Principal Investment Strategies” entitled “Exposures Underlying Swap Agreements,” under normal circumstances, at least 40% of the Fund’s total exposures will be to companies located in a number of countries outside the US. The Fund believes that adding a reference to at least 30% at all times is unnecessary since the

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Fund intends to have a higher allocation (at least 40%), and the 30% reference suggests the allocation would be much lower.
9. Comment: Under the Fund’s “Principal Investment Strategies,” the disclosure notes that the Fund’s benchmark will be the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. Please explain why this is an appropriate benchmark for the Fund.
Response: As described in the Fund’s prospectus, by using a long/short absolute return strategy, the Fund will seek to generate returns, in both up and down equity markets, that have low or no correlation to the MSCI World Index, and lower volatility than the MSCI World Index. Further, the Fund is not expected to have returns correlated with any traditional equity or bond index.
The BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (the “Index”) is a common benchmark for the “cash” rate of return and is used by other funds employing absolute return strategies. By reflecting the returns of three month Treasury bills, the Index has low or no correlation to traditional market indices, which is also the Fund’s objective. Accordingly, in light of the Fund’s absolute return strategy, the Investment Adviser believes that the Index is an appropriate benchmark for evaluating the future performance of the Fund.
10. Comment: Under the Fund’s “Principal Investment Strategies,” the disclosure notes that the Fund will pay financing charges to the counterparty based on the notional amount of long exposures, and the Fund will also pay transaction costs when it changes exposures to stipulated underlying investments, including brokerage commissions and stamp taxes. Will these charges and costs be reflected in the fee table? If so, how? If not, why not? How much are these charges and costs expected to be?
Response: Swap agreement financing charges and notional transaction costs will not be reflected in the Fund’s fee table. After consulting with the Fund’s independent accounting firm and the Fund’s administrator regarding the proper accounting treatment for swap agreement financing charges and transaction costs, as well as noting industry practice, the Investment Adviser believes that these charges and costs should not be reflected in the Fund’s fee table. Rather, these charges and costs will be reflected daily in the market value of the swap agreements as net capital gain or loss. For accounting purposes, the Fund’s net position under a swap agreement — i.e., whether it is “in the money” or “out of the money” — reflects gains or losses from underlying notional security exposures as well as expenses, including for example: (i) reductions due to the daily accrual of financing charges payable under the swap agreement, (ii) reductions due to applicable transaction costs when the Fund changes exposures to stipulated underlying investments, (iii) increases to reflect interest from the counterparty on the notional value of short proceeds from short exposures, and (iv) reductions to reflect dividends paid on securities to which the Fund has short exposures. Since a swap agreement is a contract and not a direct investment in the underlying notional securities, the standard accounting treatment is to reflect these adjustments in the net value of a swap agreement on a daily basis as adjustments to capital gains/losses. They are not treated as separate operating expenses of the Fund as they would already be included in the daily net value of the swap agreement.
Estimated annual financing charges and dividend expenses will vary depending on the notional exposures obtained through swap agreements and the extent to which the Fund is leveraged through these exposures. At notional exposures equal to three times the value of the Fund’s

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assets (the Fund may obtain notional exposures of up to four times the value of the Fund’s assets), estimated annual financing charges and dividend expenses would be approximately 1.50% and 3% of net assets, respectively. As noted in the Fund’s prospectus, although the Fund will not itself be trading in underlying investments, the counterparty will charge the Fund as if it were trading directly, and the Fund will thus be charged additional transaction costs that, effectively, represent brokerage commissions that would otherwise be incurred for changes in exposures to stipulated underlying investments. The total amount of these costs will vary depending on how frequently exposures are adjusted, and the trading market for the securities to which the Fund has exposure.
11. Comment: Under the Fund’s “Principal Investment Strategies” and the subheading “Swap Agreements and Leverage,” the first sentence notes that, normally, the Fund’s assets (other than the swap agreements) will be directly invested primarily in Treasury bills and money market instruments that will be used to support and cover obligations under its swap agreements. As these will be direct investments made under the Fund’s investment program, consider moving this disclosure forward in the disclosures to give more prominence to this aspect of the investment program.
Response: The disclosure has been revised as requested, and the noted sentence will also appear earlier under “Principal Investment Strategies.”
12. Comment: Under the Fund’s “Principal Investment Strategies” and the subheading “Exposures Underlying Swap Agreements,” the disclosure notes that the Fund will generally have long exposures to between approximately 35 and 55 security positions, and short exposures to between approximately 50 and 125 security positions. Please clarify that these references refer to equity securities of companies.
Response: The disclosure has been revised as requested in the post-effective amendment.
13. Comment: Under the Fund’s “Principal Investment Strategies” and the subheading “Exposures Underlying Swap Agreements,” the disclosure notes that the Fund will not concentrate its exposures in any particular industry. Please confirm that the Fund will not concentrate its investments in any industry and explain, supplementally, how the Fund’s concentration policy will be implemented.
Response: The Fund does not intend to have concentrated exposure to any particular industry, as noted in the disclosures. Please see the response to comment 21 for further information on the application of the Fund’s concentration policy.
14. Comment: In the section under “What are the main risks of investing in the Fund?” and the subheading “Swap Agreement Risks,” please expand the disclosure in the summary to enhance the discussion of liquidity risks.
Response: The disclosure has been revised as requested in the post-effective amendment.
15. Comment: In the last sentence of the section under “What are the main risks of investing in the Fund?” and the subheading “Swap Agreement Risks,” the disclosure notes that the Fund expects to close out swap agreements at least monthly, which will cause the Fund to realize short-term capital gains that, when distributed to shareholders, will generally be taxable to them

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at ordinary income rates rather than at lower long-term capital gains rates. Please explain how the periodic closing out of the swap agreements and generation of short-term capital gains is consistent with the Fund’s objective of long-term growth of capital.
Response: While the Fund’s profits (if any) will be short-term capital gains for tax purposes, the Fund is designed for long-term investment and growth of shareholder capital. The tax implications of an investment in the Fund are independent from its achieving its investment objective. As the disclosure notes, the structure of the Fund is likely to generate short-term capital gains as the swap agreements are periodically closed out. If a swap agreement is closed out when the Fund is “in the money,” the Fund will realize capital gains from the swap resetting. The “re-set” will not affect the notional exposures underlying the swap. The purpose of frequent re-setting is to manage counterparty exposure and assist in complying with applicable diversification law. While the re-set of the swap will be a taxable event and has tax implications when capital gains are distributed, it will not affect the Fund’s growth of capital. In these respects, the Fund is in the same position as any other fund that generates short-term capital gains from portfolio turnover. When other funds trade positions that are held less than a year, they realize short-term capital gains. Nonetheless, funds with frequent portfolio trading may seek, and achieve, long-term growth of capital.
16. Comment: In the section under “What are the main risks of investing in the Fund?,” there is a section on “Other Risks” and a reference to the SAI. Please confirm that none of these “Other Risks” are principal risks that should be included under the Fund’s principal risk disclosures.
Response: The principal risk sections contain extensive disclosure of the Fund’s principal risks, and include all risks that the Fund deems to be “principal.”
17. Comment: Please revise the third bullet of the disclosure following “The Fund may be an appropriate investment if you:” to read (with new language underlined below): Are seeking to diversify a portfolio of equity securities to include exposure to foreign securities, as well as U.S. securities, and can tolerate risks associated with foreign investing, including currency risks, and total return equity swaps.
Response: The disclosure has been revised as requested in the post-effective amendment.
18. Comment: In the summary section, under the heading “Performance,” please include the standard disclosures concerning Fund performance, as required by Item 4.
Response: The standard disclosures that precede performance tables have been added to the post-effective amendment, revised only to indicate that the bar chart and performance tables will be provided in the future (since there is no performance to show currently).
19. Comment: In the summary section, under the heading “Purchase and Sale of Fund Shares,” please delete the two last sentences of the first paragraph, as the form permits only a summary of the purchase and sale information.
Response: The disclosure has been revised as requested in the post-effective amendment.
20. Comment: In the summary section, under the heading “Tax Information,” please delete the additional information currently in bold, as the form permits only a short description of the tax implications of an investment.

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Response: The additional, bold text contains important information to investors that the Fund expects that a substantial amount of its realized net capital gains (if any) will be treated as short-term capital gains and thus taxable at ordinary income rates rather than at lower long-term capital gains rates. The additional sentence is not a lengthy repetition of the tax disclosures in the full statutory prospectus, but a concise reference to an important disclosure. Moreover, it highlights a tax effect that will be significant to many investors, and which is caused by the distinct aspects of the Fund’s investment program. Accordingly, the bold text has been retained in the post-effective amendment.
Statement of Additional Information
21. Comment: Investment restriction #5 in the SAI contains a fundamental investment restriction against concentrating in any particular industry, and there is disclosure following the policy about how the concentration limit will be calculated and applied. In fundamental investment restriction #5, please change “total exposures” to “total assets” and change “more than 25%” to “25% or more.” In calculating concentration, as proposed in the disclosure following the fundamental investment restrictions, is this consistent with how other funds calculate concentration, and is there a basis for the proposed calculation?
Response: As noted above, the Fund does not intend to concentrate its investments in any particular industry. The Fund will revise its fundamental investment restriction, as requested, to refer to “total assets” and disclose in the SAI how calculations under the restriction will be made. Thus, the Fund will revise its fundamental investment restriction concerning industry concentration to read:
Except as noted, the Fund may not: (5) Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.
In the text following the fundamental investment restrictions in the SAI, the Fund will also disclose how the restriction will be calculated. This disclosure will read:
For purposes of the calculation under fundamental investment restriction 5, the Fund will divide the absolute value of the market value of swap agreements, whether positive (“in the money”) or negative (“out of the money”), by the Fund’s total assets. For example, if the Fund has total assets of $10 million, enters into a swap agreement, and the value of the swap agreement appreciates so that it is “in the money” in an amount of $400,000, or depreciates so that it is “out of the money” in an amount of $400,000, the Fund will calculate its concentration limit under fundamental investment restriction 5 by dividing the absolute value of the swap agreement ($400,000 in this example) by its total assets (in this example, $10 million plus $400,000 if the swap agreement is “in the money” or $10 million minus $400,000 if the swap agreement is “out of the money”). However, because swap agreements are expected to be settled so that the amount due the Fund or to be paid by the Fund under a swap agreement will not exceed 5% of the value of the Fund’s total assets, and the Fund will initially enter into swap agreements with

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only a single counterparty, the 25% industry concentration limit is not expected to be reached.
As an additional investor protection, the Fund will adopt and disclose a non-fundamental operating policy that the Fund believes meaningfully supplements its fundamental policy on concentration. This policy will read:
(iv) The Fund will not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total exposures would be to securities of companies whose principal business activities are in the same industry.
In the text following that policy, the Fund will disclose how the non-fundamental operating policy will be calculated. This disclosure will read:
For purposes of limitation (iv), the Fund will treat exposures obtained through swap agreements and/or through direct investments in securities as subject to the policy. Thus, references to the Fund’s “total exposures” are based on the total direct investment in securities, if any, and the absolute values of the total exposures obtained using the “notional” amounts under the swap agreements. For example, if the Fund has net assets of $10 million, consisting of cash, and obtains, through the swap agreement, total notional long exposures of $20 million and total notional short exposures of $20 million, the Fund will (1) determine the industry classifications of the companies to which it has exposures, (2) add the absolute values of the long and short exposures of those companies in the same industry, and (3) divide that sum by the total of the absolute values of the long and short exposures of the Fund (in this example $40 million). In this way, the Fund will determine that it does not have total long and short notional exposure to a particular industry of more than 25% (or $10 million in this particular example). Cash and cash equivalents will generally not be considered exposure to any industry. Note also that the Fund’s industry exposure, relative to net assets, will be much higher than relative to exposures (100% in this example), and could therefore make the Fund’s net asset value more at risk from industry-specific market or economic developments than would otherwise be the case. The Fund will not treat unrealized gain due to the Fund from the swap counterparty as itself an exposure to the industry in which the swap counterparty is classified for purposes of limitation (iv).
The Fund’s policy concerning concentration is also disclosed in the prospectus, which states:
The Fund may have exposures to companies of all sizes and in any industry, and the Fund does not intend to have concentrated exposure to any particular industry, as measured relative to the Fund’s exposures to all industries. The use of swap agreements and the ability to use leverage to increase economic exposures relative to the Fund’s net assets may, however, result in the Fund obtaining greater economic exposures to particular industries than would otherwise be the case, and being susceptible to industry-specific market or economic developments.

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The Fund believes that its disclosures concerning industry concentration and the formulation of the Fund’s related investment restriction, as supplemented by the additional non-fundamental operating policy, fairly represent the Fund’s industry exposure, are necessary and appropriate in light of the distinct features of the Fund, and conform with the requirements of the 1940 Act and the SEC’s and staff’s guidance on concentration. Section 8(b)(1) of the 1940 Act requires the Fund to recite in its registration statement, among other items, whether it reserves freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the Fund to include a statement briefly indicating, insofar as is practicable, the extent to which the Fund intends to concentrate its investments. If the Fund desires to change its fundamental policy of concentration, Section 13(a)(3) of the 1940 Act requires that shareholder approval of a new policy must be obtained.
Instruction 4 of Item 9 of Form N-1A requires a fund to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a fund’s net assets in a particular industry or group of industries).” This instruction builds on Guide 19, in which the staff has taken the position that investment of “more than 25 percent of the value of a registrant’s assets in any one industry represents concentration.” See Release No. IC 13436 (August 12, 1983) (the guidelines set forth in the release were not formally withdrawn). Guide 19 continues by noting that statements of concentration policy pursuant to which registrants reserve the right to concentrate in particular industries “without limitation if deemed advisable and in the best interests of the shareholders” are viewed as failing to comply with Section 8(b)(1). More recently, in The First Australia Fund, Inc., SEC No-Act Letter (pub. avail. July 29, 1999), the staff noted: “Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.” In the First Australia Fund, Inc. letter, the staff reiterates that its position is that “a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.” The primary purpose of these tests is to prevent a fund’s investment adviser from inappropriately reserving freedom of action to concentrate the fund’s investments, contrary to investor expectations.
The Fund believes that its fundamental investment restriction, which will be calculated using the absolute value of the market value of swap agreements in relation to the Fund’s “total assets,” conforms with the foregoing authorities. The Fund also believes that its additional non-fundamental operating policy will meaningfully supplement the fundamental restriction and will provide an additional important protection to investors, in a manner that is consistent with these authorities.
Recognizing that investors have different investment goals and needs and that funds will have different investment focuses to meet those goals and needs, the 1940 Act does not require funds to have unconcentrated portfolios, nor does it require funds to concentrate in specific industries. Rather, the 1940 Act and the SEC’s and staff’s guidance are designed to require a fund to provide clear information to investors, in the fund’s registration statement, as to whether or not the fund intends to concentrate investments in a particular industry or group of industries. Through clear disclosures, the investor may then make an informed decision as to whether or not the fund meets the investor’s goals and needs. In this manner, the disclosure of a fund’s

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concentration policy is intended to set investor expectations, and those expectations are protected by the requirement that deviations from the disclosed policy must be approved by shareholders.
By defining “concentration” to mean investments that are more than 25% of the value of a fund’s assets, the SEC and staff have interpreted the 1940 Act’s requirements in order to provide a degree of specificity to concentration policies and disclosures and thus to investors’ expectations. However, the varying use of the terms “assets,” “total assets,” and “net assets” in the SEC and staff guidance indicates that these formulations were not necessarily intended to be applied to concentration policies for funds that use swap agreements to obtain notional exposures that exceed their total assets. (Moreover, Rule 5b-1 under the 1940 Act defines “total assets” for purposes of the diversification provisions of the 1940 Act, which have a similar purpose as the concentration provisions, as “the gross assets of the company with respect to which the calculation is made.”)
With this purpose and these requirements in mind, the Fund has formulated a fundamental concentration policy that is based on the Fund’s “total assets,” and a supplemental operating policy that provides additional protections by fairly reflecting the Fund’s industry exposure taking into account notional exposures. The Fund has provided extensive disclosure, including examples, detailing the measurement and application of both its fundamental investment restriction and its additional policy.
The Fund’s prospectus and SAI describe the use and risks of swap agreements and how the swap agreements permit the Fund to obtain exposures to the securities of companies of all sizes and in any industry. The disclosure sets investor expectations by referring to the Fund’s underlying “exposures,” which term is used throughout the description of the investment program, and is clear with investors about associated risks. The disclosure also explains in detail that the use of swap agreements will lead the Fund to have notional investment exposures that are three to four times greater than the value of the Fund’s assets, with approximately half being long exposures and half short exposures. Most importantly, because investors will expect that the Fund’s investment exposures will be three to four times greater than the value of the Fund’s assets, they also will expect that the underlying industry exposures will similarly be larger. They will expect that the Fund will seek to limit investment risk not through disproportionately small industry exposures, but rather through approximately offsetting long and short investment exposures, among other practices and strategies.
The Fund believes that the approach described above based on disclosure and clear investor expectations satisfies the requirements of Section 8(b)(1) of the 1940 Act and provides meaningful information and protections to investors without raising concerns about the Investment Adviser inappropriately reserving freedom of action. The Fund has provided clear disclosures concerning concentration, including detailed examples in the SAI, and provided risk language in both the prospectus and the SAI about the potential impact of industry-wide events on the Fund’s net asset value. The Investment Adviser and the Fund also have recognized the impact of leverage obtained through the swap agreements and that events impacting an industry to which it has exposure could impact the Fund more than might otherwise be the case, and they have provided disclosure to this effect in the prospectus and the SAI. Thus, the Fund believes that changing its fundamental investment restriction to refer to the Fund’s “total assets,” as measured by the absolute value of the market value of the Fund’s swap agreements, and

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implementing an additional non-fundamental policy that would limit exposures based on the notional value of industry exposures in relation to the Fund’s total exposures, provides clear information to investors and provides meaningful limitations in accordance with the relevant authorities.
However, following from the formulation referenced in Form N-1A and the guidance discussed above, concentration policies typically are formulated as “more than 25%.” Thus, in keeping with these formulations, the Fund does not intend to change the fundamental restriction to read “25% or more.”
22. Comment: Please explain how the Fund will manage counterparty risk, particularly since the disclosure notes that swap agreements will only be entered into with a single counterparty, at least initially. Please add disclosure to the registration statement concerning the single initial counterparty, as well as disclosure indicating where a shareholder may find financial information about the counterparty.
Response: To the extent the swap counterparty owes the Fund money under the swap agreement (i.e., where there is an unrealized gain and the swap agreement is “in the money”), then the Fund will be exposed to counterparty risk. To control this risk, the Fund will limit its exposure to the counterparty to less than 5% of the Fund’s total assets. As noted in the prospectus, the Fund expects to settle or close out swap positions at least monthly, and may do so more frequently, so that the value of any swap agreements with a single counterparty will not exceed 5% of the value of the Fund’s total assets. At the time of such a settlement or closing out, to the extent the swap agreement is “in the money,” the Fund will receive from the counterparty amounts equal to the value of the swap agreement, thereby immediately reducing its exposure to the counterparty to zero. The swap agreement would then be “re-set” using the same notional exposures prior to the “re-set.” Although the notional exposures would not change when the swap agreement is “re-set,” the event would cause the realization of capital gains, which is prominently disclosed in the prospectus. After “re-set,” as the market values of the underlying positions fluctuate, the value of the swap agreement will again change and the “re-set” process will be repeated monthly (or more frequently as necessary to keep exposure to the counterparty to less than 5% of the Fund’s total assets). Through this mechanism, exposure to the swap counterparty is never expected to exceed more than 5% of the Fund’s total assets.
     In addition to the 5% exposure limitation, the Fund’s assets will not be held by the counterparty, even when pledged as collateral. Rather, the Fund’s assets, which will be directly invested primarily in Treasury bills and money market instruments that will be used to support and cover the Fund’s obligations under its swap agreements, will be held by the Fund’s custodian. The Fund’s custodian and its custodial arrangements are subject to the rules and regulations of the 1940 Act, and monitored by the Investment Adviser and the Fund’s Board. The Fund will enter into an account control agreement among the Fund, the Fund’s custodian and the counterparty providing for the custodian to maintain the Fund’s assets while providing the counterparty access to the account to verify assets and to receive collateral in the event the Fund defaults on its obligations under the swap agreement. This arrangement is typical for registered funds that use swap agreements, and both the Fund’s custodian and the counterparty have experience under these arrangements. Thus, if the counterparty defaults or becomes insolvent, the Fund’s assets will not be in the counterparty’s possession, thereby limiting

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counterparty risk to only the potential loss of the value of the swap agreement when it is “in the money.”
     Through these safeguards, the Fund’s counterparty exposure will be limited to less than 5% of the Fund’s total assets, and it would not be at risk of losing additional assets to the counterparty in the event of its default or insolvency. For this reason, the Fund does not believe it is necessary to disclose the initial counterparty. Further, counterparty risk will be managed by the Investment Adviser, who will be responsible for ensuring that any counterparty selected will be creditworthy and for monitoring the ongoing credit risk posed by the counterparty. Counterparty risk will also be overseen by the Board of Trustees, who have received information about the initial counterparty and will receive information about any future counterparties.
     In addition, the Fund believes that it would be inappropriate to disclose the identity of a swap counterparty. By disclosing the counterparty, shareholders may erroneously purchase shares on the basis of the counterparty’s name and reputation, rather than on the Investment Adviser’s ability to perform and manage the Fund’s risks and exposures. The Fund may have difficulty countering this perception in the marketplace. Moreover, disclosing the counterparty could make the counterparty unwilling to enter into swap agreements with the Fund, as such disclosure has not been contemplated in the development of the Fund, given the structural safeguards discussed above. The disclosure of the initial or future counterparties could also make it more difficult for the Fund to engage additional counterparties, and thereby foster competition among counterparties, if a counterparty does not wish to be named in the disclosure documents. Naming the initial counterparty could also imply that the Fund would not seek out additional counterparties, which is not the case. Finally, if additional counterparties are used in the future, by naming the initial counterparty, the Fund may be obligated to supplement its disclosure documents, thereby incurring expense and generating more attention to the additional counterparties and potentially inhibiting the Fund’s ability to engage additional counterparties.
     In sum, the Fund has strong controls in place to limit and manage counterparty risk such that the Fund’s counterparty exposure will be limited to less than 5% of the Fund’s total assets, and the Fund does not believe that naming the initial counterparty, or providing information about where to find its financial information, enhances the investor protections afforded by the existing controls.
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If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053 or my colleague Mark Perlow at 415.249.1070.
Sincerely,
/s/ Kurt J. Decko
Kurt J. Decko

U.S. Securities and Exchange Commission
January 21, 2011

Cc:	Turner Swan Causeway Capital Management LLC

Mark D. Perlow K&L Gates LLP